Issuer Free Writing Prospectus

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-159499

FOR IMMEDIATE RELEASE

CONTACT:

Meg Maise (Corporate Press/Investor Relations)

Take-Two Interactive Software, Inc.

(646) 536-2932

meg.maise@take2games.com

Take-Two Interactive Software, Inc. Prices $120 Million of Convertible Senior Notes

New York, NY — May 28, 2009 —Take-Two Interactive Software, Inc. (NASDAQ: TTWO) today announced the pricing of $120 million of 4.375% convertible senior notes due 2014. The Company had previously announced a proposed notes offering of $100 million in gross proceeds. The offering size was increased to $120 million in gross proceeds based on market demand. In addition, the Company has granted the underwriters the option to purchase up to an additional $18 million of notes on the same terms and conditions to cover over-allotments, if any.

The notes will pay interest semi-annually at a rate of 4.375% per annum and will mature on June 1, 2014. The notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 93.6768 shares of the Company’s common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $10.675 per share of common stock), subject to adjustment in certain circumstances.  The initial conversion price represents a conversion premium of 25% over the last reported sale price of the common stock of $8.54 per share.  Prior to December 1, 2013, the notes will be convertible only upon specified events and, thereafter, at any time. Upon conversion, the notes may be settled, at the Company’s election, in cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock. The Company may redeem some or all of the notes for cash under certain circumstances on or after June 5, 2012.

In connection with the offering of the notes, the Company entered into convertible note hedge transactions with affiliates of J.P. Morgan Securities Inc. and Barclays Capital Inc. (the “Hedge Counterparties”).  The convertible note hedge transactions are expected to reduce the potential dilution to the Company’s common stock upon conversion of the notes. The Company also entered into warrant transactions with the Hedge Counterparties. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of the Company’s common stock exceeds the applicable strike price of the warrants.

In connection with establishing their initial hedges of the convertible note hedge and warrant transactions, the Hedge Counterparties or their affiliates expect to enter into various derivative transactions with respect to the Company’s common stock concurrently with or shortly after the pricing of the notes.  This activity could increase (or avoid a decrease in) the market price of the Company’s common stock or the notes at that time.

In addition, the Hedge Counterparties or their affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Company’s common stock and/or purchasing or selling the Company’s common stock in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes).  This activity could also cause or avoid an increase or a decrease in the market price of the Company’s common stock or the notes, which could affect a noteholder’s ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the number of shares and value of the consideration that a noteholder will receive upon conversion of the notes.

The Company expects to use a portion of the net proceeds from this offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by proceeds from the sale of the warrants). If the underwriters exercise their over-allotment option to purchase additional notes, the Company may sell additional warrants and use a portion of the proceeds from the sale of the additional notes, together with the proceeds from the sale of the additional warrants, to enter into additional convertible note hedge transactions.

The remaining net proceeds from the sale of the notes and the warrants will be used for general corporate purposes.

The closing of the convertible senior notes offering is expected to occur on June 3, 2009, subject to satisfaction of customary market and other closing conditions.

J.P. Morgan Securities Inc. and Barclays Capital Inc. are acting as joint book-running managers for the offering.

The offering will be made only by means of a prospectus, forming a part of the Company’s shelf registration statement, related prospectus supplement and other related documents.  Before you invest, you should read the prospectus supplement and accompanying prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement and accompanying prospectus from (i) J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, or by calling (718) 242-8002 or (ii) Barclays Capital Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, email: barclaysprospectus@broadridge.com or by calling (888) 603-5847.

Today’s announcement does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other securities, nor will there be any sale of notes or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Take-Two Interactive Software

Headquartered in New York City, Take-Two Interactive Software, Inc. is a global developer, marketer, distributor and publisher of interactive entertainment software games for the PC, PLAYSTATION®3 and PlayStation®2 computer entertainment systems, PSP® (PlayStation®Portable) system, Xbox 360® video game and entertainment system from Microsoft, Wii™ and Nintendo DS™. The Company publishes and develops products through its wholly owned labels Rockstar Games, 2K Games, 2K Sports and 2K Play;

and distributes software, hardware and accessories in North America through its Jack of All Games subsidiary. Take-Two’s common stock is publicly traded on NASDAQ under the symbol TTWO.

All trademarks and copyrights contained herein are the property of their respective holders.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements contained herein that are not historical facts are considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the Company’s future business and financial performance, and expectations and plans for the Company, including whether or not the Company will offer the notes or consummate the offering, the anticipated terms of the notes and the offering and the anticipated use of proceeds of the offering. Such forward-looking statements are based on the current beliefs of our management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: our dependence on key management and product development personnel, our dependence on our Grand Theft Auto products and our ability to develop other hit titles for current generation platforms, the timely release and significant market acceptance of our games, the ability to maintain acceptable pricing levels on our games, our reliance on a primary distribution service provider for a significant portion of our products, our ability to raise capital if needed, risks associated with international operations, the matters relating to the investigation by a special committee of our board of directors of the Company’s stock option grants and the claims and proceedings relating thereto (including stockholder and derivative litigation, actions by governmental agencies and negative tax or other implications for the Company resulting from any accounting adjustments or other factors) and risks associated with the Company’s concluded process to evaluate its strategic alternatives including stockholder litigation arising therefrom. Other important factors and information are contained in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2008, in the section entitled “Risk Factors,” as updated in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009, the Company’s other periodic filings with the SEC, which can be accessed at www.take2games.com, and in the prospectus supplement relating to the offering. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002 or Barclays Capital Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847.

This communication should be read in conjunction with the preliminary prospectus supplement dated May 28, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.